FILE NO. 82-4524

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021 [redacted]

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

02069051

[redacted]&B/VR/2002/ 4113

दिनांक / तारीख / Date : 29.11. 2002

SUPPL

02 DEC 11 AM 9:0

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
LIMITED REVIEW OF HALF YEARLY RESULTS FOR THE HALF YEAR ENDED 30TH SEPTEMBER, 2002
CENTRAL BOARD'S MEETING ON 27.11.2002

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/4103 dated the November 29, 2002 addressed to Bombay Stock Exchange alongwith a copy of Limited Review.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक FILE NO. 82-

भारतीय स्टेट बैंक

State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No. : CO/S&B/VR/2002/ 4103

दिनांक / तारीख / Date : 29.11. 2002

Dear Sir,

LISTING AGREEMENT
LIMITED REVIEW OF HALF YEARLY RESULTS FOR THE HALF YEAR ENDED 30TH SEPTEMBER, 2002
CENTRAL BOARD'S MEETING ON 27.11.2002

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of the "Limited Review" of financial results of the Bank for the half year ended on the 30th September, 2002, by the Auditors, taken on record by Central Board of the Bank at its meeting held on 27.11.2002. In this connection, we may add that the sum total of the First and Second Quarterly unaudited results in respect of any item does not vary by 20% from the respective item in the half yearly results as determined after the Limited Review.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82.4524

FILE NO. 82.4524

REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF

STATE BANK OF INDIA FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2002

We, the undersigned Auditors, have reviewed the accompanying financial results of State Bank of India for the period ended September 30, 2002. These financial results are the responsibility of the Bank's Management and have been taken on record by the Board of Directors.

2. The financial results incorporate the relevant returns of 39 branches reviewed by us, 276 branches reviewed by the Bank's Concurrent Auditors, 9 Foreign Offices reviewed by Internal Auditors and unreviewed returns in respect of 8832 branches (including 10 Foreign Offices). In the conduct of our review, we have taken note of the review reports in respect of non-performing assets received from the Bank's Concurrent Auditors of 276 branches and Internal Auditors of Foreign Offices. These review reports covers 55.04 % of the advances portfolio of the bank.

3. A review of Financial Results consists principally of applying analytical procedures to financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

4. Based on our review as aforesaid, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards, save as otherwise stated in Note No.4 and 5 forming part of unaudited financial results, and the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed or that it contains any material misstatements.

Nundi & Associates,
Chartered Accountants

Vyas & Vyas,
Chartered Accountants

S. Viswanathan,
Chartered Accountants

S.P. Chopra & Co.,
Chartered Accountants

P. Jain & Co.,
Chartered Accountants

R. Devendra Kumar & Associates,
Chartered Accountants

Venugopal & Chenoy,
Chartered Accountants

Salarpuria Jajodia & Co.,
Chartered Accountants

O. P. Totla & Co.,
Chartered Accountants

K. S. Aiyar & Co.,
Chartered Accountants

B.D. Bansal & Co.,
Chartered Accountants

R. Subramanian & Co.,
Chartered Accountant

Phillipos & Co.,
Chartered Accountants

New Delhi,
27th November 2002.

FILE NO. 82-4[illegible]

STATE BANK OF INDIA

Central Office, Mumbai 400 021.

UNAUDITED FINANCIAL RESULTS FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2002

Rs.in crores

	Particulars	Half Year ended 30th Sep 2002	Half Year ended 30th Sep 2001	YEAR ended 31st March 2002
1	Interest Earned (a) + (b) + (c) + (d)	15360.87	14702.20	29810.09
	(a) Interest/discount on advances/bills	5659.11	5632.76	11063.41
	(b) Income on Investments	7324.17	7013.78	14271.87
	(c) Interest on balances with Reserve Bank of India and other inter bank funds	1752.43	1434.70	3054.88
	(d) Others	625.16	621.56	1419.93
2	Other Income	2172.41	1874.77	4174.48
	(A) TOTAL INCOME (1 + 2)	17533.28	16576.97	33984.57
3	Interest Expended	10546.16	10259.36	20728.84
4	Operating Expenses (e) + (f)	3592.33	3433.51	7210.90
	(e) Payments to and provisions for employees	2573.38	2523.62	5152.78
	(f) Other Operating Expenses	1018.95	909.89	2058.12
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	14138.49	13692.87	27939.74
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	3394.79	2884.10	6044.83
	(D) Other Provisions and Contingencies	896.19	927.98	2345.24
	(E) Provision for Taxes	918.20	754.08	1267.97
	(F) NET PROFIT (C - D - E)	1580.40	1202.04	2431.62
5	Paid-up equity Share Capital	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (As per balance sheet of previous accounting year)	14698.08	12935.24	14698.08
7	Analytical Ratios			
	(i) Percentage of shares held by Govt.of India	nil	nil	nil
	(ii) Capital Adequacy Ratio	13.92%	13.40%	13.35%
	(iii) Earnings Per Share	30.03 (not annualised)	22.84 (not annualised)	46.20
8	Shareholding Pattern			
	a) Reserve Bank of India ----No. of shares	314338700	314338700	314338700
	---- % of shareholding	59.73%	59.73%	59.73%
	b) Others -----No. of shares	211960178	211960178	211960178
	---- % of shareholding	40.27%	40.27%	40.27%

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

STATE BANK OF INDIA CORPORATE CENTRE MUMBAI

F.LE NO. 82.4524

STATE BANK OF INDIA

Central Office, Mumbai 400 021.

Segment-wise Revenue, Results and Capital Employed

Rs.in crores

			Half Year ended 30th Sept. 2002	Year ended 31st Mar 2002
1		Segment Revenue (income)		
	a.	National Banking Group	14714.81	28372.20
	b.	Corporate Banking Group	932.99	1918.02
	c.	Domestic Treasury Operations	9471.05	17743.27
	d	International Banking Group	670.16	1748.87
		Total	25789.01	49782.36
		Less: Inter Segment Revenue	8370.02	16900.46
		Net Income from Operations	17418.09	33881.90
2		Segment Results (Profit before tax)		
	a.	National Banking Group	1779.26	2345.16
	b.	Corporate Banking Group	36.15	449.58
	c.	Domestic Treasury Operations	716.45	932.83
	d	International Banking Group	57.77	266.77
		Total	2589.63	3994.34
		Less: Other un-allocable expenditure net of un-allocable income	91.03	294.75
		Total Profit Before Tax	2498.60	3699.59
3		Capital Employed (Capital and Reserves allocated according to risk weighted assets as on 31st March, 2002)		
	a.	National Banking Group	7686.79	7686.79
	b.	Corporate Banking Group	2810.42	2810.42
	c.	Domestic Treasury Operations	2236.40	2236.40
	d.	International Banking Group	2490.71	2490.71
		Total	15224.38	15224.38

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

STATE BANK OF INDIA

Central Office, Mumbai 400 021.

1. The working results for the half year ended 30th September 2002 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Wealth Tax, Investment Depreciation, Income Tax (after adjustment for deferred tax) etc. on an estimated basis.

2. Payments to and provisions for Employees for the half year ended 30th September 2002 include an amount of Rs.177.26 cr (Rs.177.26 cr. for the half year ended 30th Sept. 2001 and Rs. 354.51 cr. for the year ended 31st March 2002) towards writing off on pro-rata basis, the Deferred Revenue Expenditure related to Voluntary Retirement Scheme implemented in FY 2000-01.

3. As broking business of SBI Securities Limited has been transferred to SBI Capital Markets Limited, SBI Securities Limited rendered dormant. Accordingly it has been decided with approval of RBI, to close down SBI Securities Ltd.

4. In respect of foreign exchange transactions, the Bank is consistantly following FEDAI/RBI guidelines, which are mandatory, instead of Accounting Standard 11 of the Institute of Chartered Accountants of India (ICAI)

5. Since employees of the Bank can encash unavailed leave during the period of service, the Accounting Standard 15 issued by ICAI does not apply to that extent, and expenses on encashment of accumulated leave by employees at the time of retirement are accounted for on payment basis.

6. The figures of previous period have been regrouped, wherever necessary, to correspond to current periods' classification.

7. The above results have been taken on record by the Central Board of the Bank on the 27th November 2002, and subjected to Review by Auditors.

P. N. VENKATACHALAM
Managing Director
& Group Executive (NB)

A. K. BATRA
Managing Director
& Group Executive (CB)

A. K. PURWAR
CHAIRMAN

Nundi & Associates,
Chartered Accountants

Vyas & Vyas,
Chartered Accountants

S. Viswanathan
Chartered Accountants

S. P. Chopra & Co.,
Chartered Accountants

P. Jain & Co.,
Chartered Accountants

R. Devendra Kumar & Associates,
Chartered Accountants

Venugopal & Chenoy,
Chartered Accountants

Salarpuria & Jajodia & Co.,
Chartered Accountants

O. P. Totla & Co.,
Chartered Accountants

K. S. Aiyar & Co.,
Chartered Accountants

B. D. Bansal & Co
Chartered Accountan

R. Subramanian & Co.,
Chartered Accountants

Phillipos & Co.,
Chartered Accountants

New Delhi
27th November 2002

STATE BANK OF INDIA CORPORATE CENTRE, MUMBAI

Pa